ArcelorMittal reports second quarter 2017 and half year 2017 results

Luxembourg, July 27, 2017 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month and six month periods ended June 30, 2017.

Highlights:

•	Health and safety: LTIF rate of 0.72x in 2Q 2017; 1H 2017 LTIF of 0.78x stable YoY
•	Operating income of $1.4 billion in 2Q 2017; 1H 2017 operating income of $3.0 billion, 38.1% higher YoY
•	EBITDA of $2.1 billion in 2Q 2017; 1H 2017 EBITDA of $4.3 billion, 61% higher YoY
•	Net income of $1.3 billion in 2Q 2017; 1H 2017 net income of $2.3 billion as compared to $696 million in 1H 2016
•	Steel shipments of 21.5 Mt in 2Q 2017, up 2% vs. 1Q 2017; 1H 2017 steel shipments of 42.5Mt, down 2.4% YoY. Steel shipments down 1.2% on a comparable basis

•         2Q 2017 iron ore shipments of 15.2Mt (-0.9% YoY), of which 9.5 Mt shipped at market prices (-1.2% YoY); 1H 2017 market price iron ore shipments at 18.1Mt; up 4.3% YoY

•         Net debt decreased to $11.9 billion as of June 30, 2017, as compared to $12.1 billion as of March 31, 2017 due to positive free cash flow2 (+$0.6 billion) (despite investment in working capital) offset in part by foreign exchange losses (-$0.4 billion)

Key strategic developments:

•	Advancing our leadership position:
–	ArcelorMittal launched two new advanced high strength steel products Usibor® 2000 and Ductibor® 1000 to the market, furthering our industry leading offering to automotive customers; in addition, the new Jet Vapor Deposition line at Liege highlights ArcelorMittal’s technology leadership
–	Action 2020 progress ongoing: Transformation program in Europe progressing well; we are now operating from a more efficient, resized footprint and utilising enhanced digitalization of operations to drive productivity improvements and support maintenance excellence
•	Investing with focus and discipline:
–	ArcelorMittal selected to become the new owner of Ilva, a significant opportunity to create value for our shareholders by leveraging ArcelorMittal’s strengths to realise Ilva’s potential as a Tier 1 supplier to European and Italian steel customers. Additionally, ArcelorMittal Brasil S.A. announced the acquisition of Votorantim S.A. long steel businesses in Brazil[3] to strengthen the Company’s long product capability and product leadership
•	Strategic investments completed in line with the continuous shift towards higher added value products:

–	Completed slab yard expansion project at Calvert (US), and Galvaline investment at Dofasco (Canada), increasing our galvanised sheet capability; and commissioned the ArcelorMittal Krakow (Poland) hot rolling mill extension for increased HRC and HDG capacity
•	Balance sheet progress:
–	Net debt was lower by $0.8 billion YoY despite a $2.8 billion investment in working capital over the last 12 months reflecting improved market conditions;
–	S&P and Moody’s credit rating upgrades reflecting ongoing progress towards achieving our financial priority of an investment grade credit rating

Outlook:

Looking to the outlook, current market conditions are improved compared to twelve months ago with steel spreads currently at healthy levels. The demand environment is positive, as evidenced by the highest readings from the ArcelorMittal weighted PMI Index since April 2011, which suggests that steel shipments in 2H 2017 will be higher than would normally be suggested by seasonality alone.

The Company now expects that the cash needs of the business (excluding working capital and premiums paid to retire debt early of $0.2 billion (not included in previous guidance)) in 2017 to be approximately $4.6 billion (as compared to $5.0 billion previous guidance). Given the liability management exercise and lower average debt, we now expect interest expense to decline to $0.8 billion in 2017 (as compared to $0.9 billion from previous guidance and $1.1 billion in FY 2016). While capex expectation for 2017 remains at $2.9 billion (from $2.4 billion in 2016), the Company expects lower cash taxes and contributions to fund pensions and other cash expenses to be lower than previous guidance.

Given the improved market conditions, the Company now expects a full year 2017 investment in working capital of approximately $1.5 billion (as compared to previous guidance of approximately $1.0 billion).

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Sales	17,244	16,086	14,743	33,330	28,142
Operating income	1,390	1,576	1,873	2,966	2,148
Net income attributable to equity holders of the parent	1,322	1,002	1,112	2,324	696
Basic earnings per share (US$)[4]	1.30	0.98	1.13	2.28	0.88

Operating income/ tonne (US$/t)	65	75	85	70	49
EBITDA	2,112	2,231	1,770	4,343	2,697
EBITDA/ tonne (US$/t)	98	106	80	102	62
Steel-only EBITDA/ tonne (US$/t)	83	83	73	83	56

Crude steel production (Mt)	23.2	23.6	23.1	46.8	46.3
Steel shipments (Mt)	21.5	21.1	22.1	42.5	43.6
Own iron ore production (Mt)	14.7	14.0	13.5	28.7	27.6
Iron ore shipped at market price (Mt)	9.5	8.7	9.6	18.1	17.4

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

"We have materially improved our financial performance in the first half of 2017, and continue to make important progress on our Action 2020 plan. The recently announced acquisition of Ilva represents a unique opportunity to create value for our shareholders. Looking ahead demand remains strong in our core markets supporting robust order books and healthy levels of steel spreads. However, it remains a matter of concern that we are not able to capture the full benefits of this demand growth due to continued high levels of imports. We continue to work towards achieving a comprehensive trade solution in response to unfair imports."

Second quarter 2017 earnings analyst conference call

ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to discuss the second quarter period ended June 30, 2017 on:

Date	US Eastern time	London	CET
Thursday July 27, 2017	9.30am	2.30pm	3.30pm

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	24379437#
US local:	1 86 6719 2729	+1 24 0645 0345	24379437#
US (New York):	1 86 6719 2729	+ 1 64 6663 7901	24379437#
France:	0800 914780	+33 1 7071 2916	24379437#
Germany:	0800 965 6288	+49 692 7134 0801	24379437#
Spain:	90 099 4930	+34 911 143436	24379437#
Luxembourg:	800 26908	+352 27 86 05 07	24379437#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	511066#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 0.72x in the second quarter of 2017 (“2Q 2017”) as compared to 0.80x for the first quarter of 2017 (“1Q 2017”) and 0.79x for the second quarter of 2016 (“2Q 2016”).

Health and safety performance was stable at 0.78x in the first six months of 2017 (“1H 2017”) as compared to the first six months of 2016 (“1H 2016”).

The Company’s effort to improve the Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Mining	0.58	0.58	0.84	0.58	0.83
NAFTA	0.51	0.85	0.62	0.75	0.84
Brazil	0.37	0.41	0.46	0.40	0.42
Europe	1.08	1.20	1.11	1.15	0.97
ACIS	0.62	0.45	0.53	0.52	0.61
Total Steel	0.75	0.83	0.78	0.81	0.77
Total (Steel and Mining)	0.72	0.80	0.79	0.78	0.78

Key corporate responsibility highlights for 2Q 2017:

•	Annual Review, Sustainable Progress, published in May 2017 as the group’s second step towards integrated reporting.
•	Launched 2nd generation of our iCARe® electrical steels in June 2017. iCARe® offers more power and driving range for electric motors.
•	On top of the relining of blast furnace no. 5 and modernization of the basic oxygen furnace already completed in Krakow, Poland, the capacity expansion of the hot rolling mill and a new galvanizing line have been commissioned in 2Q 2017. Together, these investments exceed €120 million and not only will they extend the life of the blast furnace for the next 20 years, preserving jobs in the Krakow unit and numerous related industries, but they will also ensure the Krakow site complies with EU air emission regulations which come into force in autumn 2018.
•	On June 27, 2017, ArcelorMittal filed its 2016 report on Payments to Governments in respect of Extractive Activities, which provides a consolidated overview of payments made by the Company and its subsidiaries in 2016 to governments regarding its mining operations. The report, which complies with new reporting requirements under Luxembourg law, is available for download from corporate.arcelormittal.com within the 'Investors' section.

Analysis of results for the six months ended June 30, 2017 versus results for the six months ended June 30, 2016

Total steel shipments for 1H 2017 were 42.5 million metric tonnes. On a comparable basis, excluding shipments from assets sold subsequent to the comparable period (i.e. sale of long steel producing subsidiaries in the US (LaPlace and Vinton) and Zaragoza in Spain), and excluding the impact of the optimization at Zumarraga in Spain (Europe segment) total steel shipments in 1H 2017 declined 1.2% as compared to 1H 2016.

Sales for 1H 2017 increased by 18.4% to $33.3 billion as compared with $28.1 billion for 1H 2016, primarily due to higher average steel selling prices (+23.1%), and higher seaborne iron ore reference prices (+43%).

Depreciation of $1.3 billion for 1H 2017 was stable as compared to 1H 2016. FY 2017 depreciation is expected to be approximately $2.8 billion.

Impairment charges for 1H 2017 were $46 million related to a downward revision of cash flow projections in South Africa as compared to impairment charges for 1H 2016 of $49 million related to the sale of ArcelorMittal Zaragoza in Spain.

Exceptional income for 1H 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the US labour contract5.

Operating income for 1H 2017 was $3.0 billion as compared to $2.1 billion in 1H 2016. Operating results for 1H 2016 were positively impacted by exceptional income as discussed above.

Income from investments in associates, joint ventures and other investments in 1H 2017 was $206 million as compared to $492 million in 1H 2016. Income from investments in associates, joint ventures and other investments in 1H 2017 included improved performance of Calvert and Chinese investees, offset in part by a loss on dilution of the Company’s stake in China Oriental6. Income from investments in associates, joint ventures and other investments for 1H 2016 included $329 million related to gain on disposal of Gestamp7. Income from investments in associates, joint ventures and other investments in 1H 2016 and 1H 2017 includes the annual dividend received from Erdemir of $44 million, and $45 million, respectively.

Net interest expense (including interest expense and interest income) was lower at $430 million in 1H 2017, as compared to $638 million in 1H 2016, driven by debt reduction including early bond repayments and repayment at maturity on bonds. The Company now expects full year 2017 net interest expense of approximately $0.8 billion (reduced from previous guidance of $0.9 billion).

Foreign exchange and other net financing gains were $77 million for 1H 2017 as compared to foreign exchange and other net financing costs of $441 million for 1H 2016. Foreign exchange and other net financing gains for 1H 2017 include foreign exchange gains of $282 million as compared to a foreign exchange gain of $60 million in 1H 2016, mainly on account of USD depreciation of 8.3% against the Euro (versus 2% depreciation in prior period). 1H 2017 includes non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares) totalling $0.3 billion in 1H 2017 as compared to $0.1 billion in 1H 2016. The foreign exchange gain in 1H 2017 is largely non-cash and primarily relates to the gain from the impact of the USD movements on Euro denominated deferred tax assets, partially offset by foreign exchange losses on euro denominated debt. Foreign exchange and other net financing gains/costs for 1H 2017 and 1H 2016 also includes $159 million and $237 million premium expense on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $480 million for 1H 2017 as compared to an income tax expense of $853 million for 1H 2016. The tax expense in 1H 2016 includes derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg. This derecognition is related to revised expectations of DTA recoverability in US dollar terms, and is not related to a deterioration of expected future taxable income.

ArcelorMittal’s net income for 1H 2017 was $2.3 billion, or $2.28 earnings per share4, as compared to net income in 1H 2016 of $0.7 billion, or $0.88 earnings per share4.

Analysis of results for 2Q 2017 versus 1Q 2017 and 2Q 2016

Total steel shipments in 2Q 2017 were 2% higher at 21.5 million metric tonnes as compared with 21.1 million metric tonnes for 1Q 2017 primarily due to improved shipments in Brazil (+17.8%), Europe (+2.5%), ACIS (+1.1%), offset in part by lower shipments in NAFTA (-3.4%).

On a comparable basis, excluding shipments from assets sold subsequent to the comparable period (i.e. considering the sale of Zaragoza in Spain), and excluding the impact of the optimization at Zumarraga in Spain (Europe segment) total steel shipments for 2Q 2017 were 2.0% lower as compared to 2Q 2016, primarily due to lower shipment volumes in Brazil (-2.5% due to weak construction market), Europe (down 0.2Mt or -2.2% due to weaker long products) and ACIS (down 0.2Mt or -5.7% due to weak South Africa market and lower shipments in Ukraine).

Sales in 2Q 2017 were $17.2 billion as compared to $16.1 billion for 1Q 2017 and $14.7 billion for 2Q 2016. Sales in 2Q 2017 were 7.2% higher as compared to 1Q 2017 primarily due to higher average steel selling prices (+4.8%), higher steel shipments (+2%), higher market-priced iron ore shipments (+9.5%) offset in part by lower seaborne iron ore reference prices (-26.6%). Sales in 2Q 2017 were 17% higher as compared to 2Q 2016 primarily due to higher average steel selling prices (+21.5%) and higher seaborne iron ore reference prices (+13.0%) offset by lower steel shipments (-2.8%) and lower market-priced iron ore shipments (-1.2%).

Depreciation for 2Q 2017 was higher at $676 million as compared to $655 million for 1Q 2017 and stable as compared to $680 million in 2Q 2016. Depreciation increased in 2Q 2017 as compared to 1Q 2017, primarily on account of foreign exchange differences following the depreciation of USD vs major currencies.

Impairment charges for 2Q 2017 were $46 million related to a downward revision of cash flow projections in South Africa. Impairment charges for 2Q 2016 were $49 million related to the sale of the ArcelorMittal Zaragoza facility in Spain.

Exceptional income for 2Q 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the US labour contract5.

Operating income for 2Q 2017 was $1.4 billion as compared to $1.6 billion in 1Q 2017 and $1.9 billion in 2Q 2016. Operating results for 2Q 2017 were impacted by impairment charges as discussed above. Operating results for 2Q 2016 were impacted by exceptional income discussed above.

Income from associates, joint ventures and other investments for 2Q 2017 of $120 million was higher as compared to income for 1Q 2017 of $86 million and lower as compared to $168 million for 2Q 2016. Income from associates, joint ventures and other investments for 2Q 2017 increased on account of improved performance of the Chinese investees. Income in 1Q 2017 included the annual dividend declared by Erdemir ($45 million) offset by a loss on dilution of the Company’s stake in China Oriental6. Income from associates, joint ventures and other investments for 2Q 2016 included an annual dividend received from Erdemir ($44 million) which in 2017 is included in 1Q 2017.

Net interest expense in 2Q 2017 was $207 million as compared to $223 million in 1Q 2017 and $306 million in 2Q 2016. Net interest expense was lower in 2Q 2017 as compared to 1Q 2017 and 2Q 2016 primarily due to debt reduction including early bond repayment via debt tenders and repayment at maturity on bonds during 2016 and 2017.

Foreign exchange and other net financing gains in 2Q 2017 were $210 million as compared to foreign exchange and other net financing costs of $133 million for 1Q 2017 and costs of $450 million in 2Q 2016. The foreign exchange gains/losses are largely non-cash and primarily relate to the gains/losses from the impact of the USD movements on euro-denominated deferred tax assets, partially offset by foreign exchange gain/losses on euro-denominated debt. For 2Q 2017 a foreign exchange gain of $247 million was recorded (as compared to a gain of $35 million for 1Q 2017) mainly on account of a 6.7% depreciation of the USD against the Euro (versus 1.4% depreciation in 1Q 2017). Both 2Q 2017 and 1Q 2017 include non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares) of $150 million and $158 million, respectively. 1Q 2017 includes $159 million on premium expenses on an early repayment of bonds (settled in April 2017). Foreign exchange and other net financing costs for 2Q 2016 include a foreign exchange loss of $47 million mainly on account of USD appreciation of 2.5% against the Euro and 10.9%

depreciation against BRL. 2Q 2016 also includes $237 million premium expense on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $197 million for 2Q 2017 as compared to an income tax expense of $283 million for 1Q 2017 and an income tax expense of $153 million for 2Q 2016.

ArcelorMittal recorded net income for 2Q 2017 of $1,322 million, or $1.30 earnings per share4, as compared to net income for 1Q 2017 of $1,002 million, or $0.98 earnings per share4, and a net income for 2Q 2016 of $1,112 million, or $1.13 earnings per share4.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	New caster at No.3 Steelshop installed	4Q 2016(a)
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2Q 2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize and closure of galvanize line #1 (capacity 170kt of galvalume)	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot strip mill (HSM) extension	Increase hot rolled coil (HRC) capacity by 0.9Mt/year	Commissioned 2Q 2017(b)
Europe	ArcelorMittal Krakow (Poland)	Hot dipped galvanizing (HDG) increase	Increasing HDG capacity by 0.4Mt/year	Commissioned 2Q 2017(b)

Ongoing projects

Segment	Site	Project	Capacity / particulars	Forecast completion
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2017
Europe	ArcelorMittal Differdange	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y.	1Q 2018
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing and logistics	2018(a)
ACIS	ArcelorMittal Kryvyi Rih	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase.	4Q 2018

NAFTA	Burns Harbor	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(c)
Brazil	Monlevade	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(d)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steelshop (completed in 4Q 2016), restoration of the 80” hot strip mill, logistics and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

b)	On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which was commissioned in 3Q 2016. Total investments in the primary operations in the Krakow plant will amount to more than €40 million, which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum commissioned in 2Q 2017. In total, the Group has invested more than €120 million in its operations in Krakow, including both upstream and downstream installations.

c)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery, and the Company does not expect to increase shipments until domestic demand improves.

d)	ArcelorMittal Liberia is moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher-grade DSO Gangra deposit where planned ramp up will occur in 2H 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The nearby Gangra deposit is now the next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrate sinter fine ore product that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. The Gangra mine, haul road and related existing plant and equipment upgrades are on track. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed concentration phase.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Sales	4,607	4,458	3,920	9,065	7,742
Operating income	378	396	1,209	774	1,414
Depreciation	(128)	(128)	(136)	(256)	(270)
Exceptional income[5]	-	-	832	-	832
EBITDA	506	524	513	1,030	852
Crude steel production (kt)	5,762	6,216	5,735	11,978	11,379
Steel shipments (kt)	5,419	5,610	5,443	11,029	10,906
Average steel selling price (US$/t)	760	719	660	739	647

NAFTA segment crude steel production decreased 7.3% to 5.8 million metric tonnes in 2Q 2017 as compared to 6.2 million metric tonnes for 1Q 2017 primarily due to planned maintenance.

Steel shipments in 2Q 2017 decreased by 3.4% to 5.4 million metric tonnes as compared to 5.6 million metric tonnes in 1Q 2017, primarily driven by a 3.9% decrease in flat products volumes offset in part by 1.9% increase in long products.

Sales in 2Q 2017 increased by 3.3% to $4.6 billion as compared to $4.5 billion in 1Q 2017, primarily due to higher average steel selling prices (+5.7%) offset in part by lower steel shipment volumes as discussed above. Compared to 1Q 2017, average steel selling prices for flat products improved by +5.8% and for long products improved by +4.3%.

Operating income in 2Q 2017 decreased to $378 million as compared to operating income of $396 million in 1Q 2017 and operating income of $1,209 million in 2Q 2016. Operating performance for 2Q 2016 was positively impacted by a one-time gain of $0.8 billion on employee benefits following the signing of the US labour contract5.

EBITDA in 2Q 2017 decreased by 3.3% to $506 million as compared to $524 million in 1Q 2017 primarily due to lower steel shipment volumes (-3.4%) and higher costs, including planned maintenance ($45 million), partially offset by higher average steel selling prices. EBITDA in 2Q 2017 declined by 1.2% as compared to $513 million in 2Q 2016.

Brazil

(USDm) unless otherwise shown	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Sales	1,834	1,610	1,488	3,444	2,743
Operating income	128	175	149	303	238
Depreciation	(73)	(71)	(64)	(144)	(120)
EBITDA	201	246	213	447	358
Crude steel production (kt)	2,714	2,710	2,800	5,424	5,467
Steel shipments (kt)	2,622	2,226	2,689	4,848	5,161
Average steel selling price (US$/t)	655	678	515	666	495

Brazil segment crude steel production was stable at 2.7 million metric tonnes in 2Q 2017 as compared to 1Q 2017.

Steel shipments in 2Q 2017 increased by 17.8% to 2.6 million metric tonnes as compared to 2.2 million metric tonnes in 1Q 2017, primarily due to a 23.4% increase in flat product steel shipments (primarily export shipments and temporary shipment delays in the prior quarter) and a 9% increase in long product steel shipments.

Sales in 2Q 2017 increased by 13.9% to $1.8 billion as compared to $1.6 billion in 1Q 2017, due to higher steel shipments offset in part by lower average steel selling prices (-3.4%) driven in part by foreign exchange.

Operating income in 2Q 2017 decreased to $128 million as compared to an operating income of $175 million in 1Q 2017 and operating income of $149 million in 2Q 2016.

EBITDA in 2Q 2017 decreased by 18% to $201 million as compared to $246 million in 1Q 2017 primarily due to a negative price cost impact and weaker product mix offset in part by higher steel shipment volumes. EBITDA in 1Q 2017 included a $21 million provision reversal. EBITDA in 2Q 2017 was 5.4% lower as compared to $213 million in 2Q 2016.

Europe

(USDm) unless otherwise shown	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Sales	9,180	8,222	7,810	17,402	14,961
Operating income	652	636	383	1,288	469
Depreciation	(290)	(273)	(293)	(563)	(570)
Impairment	-	-	(49)	-	(49)
EBITDA	942	909	725	1,851	1,088
Crude steel production (kt)	10,997	11,212	10,720	22,209	21,891
Steel shipments (kt)	10,466	10,208	10,886	20,674	21,330
Average steel selling price (US$/t)	698	649	562	674	546

Europe segment crude steel production decreased by 1.9% to 11.0 million metric tonnes in 2Q 2017, as compared to 11.2 million metric tonnes in 1Q 2017.

Steel shipments in 2Q 2017 increased by 2.5% to 10.5 million metric tonnes as compared to 10.2 million metric tonnes in 1Q 2017, primarily due to a 3.8% increase in long product shipments and 1.4% increase in flat product steel shipments.

Sales in 2Q 2017 increased 11.7% to $9.2 billion as compared to $8.2 billion in 1Q 2017, primarily due to higher steel shipments as discussed above and higher average steel selling prices (+7.7%), with flat and long products average steel selling prices increasing +8.4% and +5.7%, respectively.

Operating income in 2Q 2017 was $652 million as compared to $636 million in 1Q 2017 and $383 million in 2Q 2016. Operating performance in 2Q 2016 was negatively impacted by $49 million of impairment related to the sale of ArcelorMittal Zaragoza facility in Spain.

EBITDA in 2Q 2017 increased by 3.6% to $942 million as compared to $909 million in 1Q 2017 primarily due to higher steel volumes partially offset by negative price-cost impact. EBITDA in 2Q 2017 improved 29.8% as compared to 2Q 2016 primarily on account of positive price cost impact offset in part by lower steel shipments.

ACIS

(USDm) unless otherwise shown	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Sales	1,834	1,807	1,581	3,641	2,773
Operating income	51	116	162	167	147
Depreciation	(77)	(75)	(80)	(152)	(156)
Impairment	(46)	-	-	(46)	-
EBITDA	174	191	242	365	303
Crude steel production (kt)	3,685	3,492	3,926	7,177	7,594
Steel shipments (kt)	3,257	3,221	3,453	6,478	6,768
Average steel selling price (US$/t)	499	502	409	500	365

ACIS segment crude steel production in 2Q 2017 increased by 5.5% to 3.7 million metric tonnes as compared to 3.5 million metric tonnes in 1Q 2017. The higher production was largely due to increased output in Ukraine following the planned maintenance of BF#9 in 1Q 2017.

Steel shipments in 2Q 2017 increased by 1.1% to 3.3 million metric tonnes as compared to 3.2 million metric tonnes in 1Q 2017 primarily due to higher steel shipments in Ukraine as the prior period had been impacted by the planned maintenance as described above, offset in part by lower South Africa shipments due to weak demand.

Sales in 2Q 2017 increased 1.5% to $1.8 billion as compared to 1Q 2017, primarily due to higher steel shipments (+1.1%) offset in part by lower average steel selling prices (-0.6%).

Operating income in 2Q 2017 was $51 million as compared to an operating income of $116 million in 1Q 2017 and operating income of $162 million in 2Q 2016. Operating performance in 2Q 2017 was impacted by impairment charges of $46 million related to a downward revision of cash flow projections in South Africa.

EBITDA in 2Q 2017 decreased 9.1% to $174 million as compared to $191 million in 1Q 2017, due to weaker performance in South Africa (impacted by lower volumes and a negative price cost impact). EBITDA in 2Q 2017 was 28.2% lower as compared to $242 million in 2Q 2016, primarily due to a negative price cost impact and lower steel shipment volumes in South Africa.

Mining

(USDm) unless otherwise shown	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Sales	1,015	1,030	809	2,045	1,409
Operating income	216	378	62	594	60
Depreciation	(103)	(102)	(101)	(205)	(201)
EBITDA	319	480	163	799	261
Own iron ore production (a) (Mt)	14.7	14.0	13.5	28.7	27.6
Iron ore shipped externally and internally at market price (b) (Mt)	9.5	8.7	9.6	18.1	17.4
Iron ore shipment - cost plus basis (Mt)	5.8	4.7	5.8	10.5	11.1
Own coal production(a) (Mt)	1.6	1.7	1.4	3.3	2.9
Coal shipped externally and internally at market price(b) (Mt)	0.8	0.8	0.7	1.6	1.6
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.8	1.8	1.7

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 2Q 2017 increased by 4.9% to 14.7 million metric tonnes as compared to 14 million metric tonnes in 1Q 2017 due to seasonally higher production in Canada and increased production in Mexico (Volcan mine restarted February 2017). Own iron ore production in 2Q 2017 increased by 9.1% as compared to 2Q 2016 primarily due to increased production in Canada and Mexico.

Market-priced iron ore shipments in 2Q 2017 increased 9.5% to 9.5 million metric tonnes as compared to 8.7 million metric tonnes in 1Q 2017, primarily driven by higher shipments in ArcelorMittal Mines Canada8 and Mexico. Market-priced iron ore shipments in 2Q 2017 decreased 1.2% as compared to 2Q 2016 driven by decreased shipments in Canada, Liberia and Brazil offset by higher shipments in Mexico. FY 2017 market-priced iron ore shipments are still expected to increase by approximately 10% versus FY 2016.

Own coal production in 2Q 2017 decreased by 5.8% to 1.6 million metric tonnes as compared to 1.7 million metric tonnes at 1Q 2017 due to lower production in Kazakhstan. Own coal production in 2Q 2017 increased 11.5% as compared to 2Q 2016 with increases at both Kazakhstan and Princeton (US) mines.

Market-priced coal shipments in 2Q 2017 increased 3% to 0.8 million metric tonnes as compared to 1Q 2017 primarily due to increased shipments at Princeton (US). Market-priced coal shipments in 2Q 2017 increased 17.2% as compared to 2Q 2016 primarily due to increased shipments at Princeton (US) and Kazakhstan.

Operating income in 2Q 2017 decreased to $216 million as compared to an operating income of $378 million in 1Q 2017, and an operating income of $62 million in 2Q 2016, primarily for the reasons discussed below.

EBITDA in 2Q 2017 decreased 33.7% to $319 million as compared to $480 million in 1Q 2017, primarily due to decreased seaborne iron ore reference prices (-26.6%) and lower coal prices, partially offset by higher market-priced iron ore shipments. EBITDA in 2Q 2017 was significantly higher as compared to $163 million in 2Q 2016, primarily due to higher seaborne iron ore reference prices (+13%) and higher coal prices offset in part by lower market-priced iron ore shipment volumes (-1.2%).

Liquidity and Capital Resources

For 2Q 2017, net cash provided by operating activities was $1,214 million as compared to net cash used in operating activities of $299 million in 1Q 2017 and net cash provided by operating activities of $869 million in 2Q 2016. The net cash provided by operating activities during 2Q 2017 reflects in part a working capital investment ($548 million) as a result of higher inventory, smaller as compared to a working capital investment ($2,181 million) in 1Q 2017.

Net cash used in investing activities during 2Q 2017 was $738 million as compared to net cash used in investing activities of $598 million in 1Q 2017 and net cash provided by investing activities of $538 million in 2Q 2016. Capital expenditure decreased to $566 million in 2Q 2017 as compared to $580 million in 1Q 2017 and $521 million in 2Q 2016. FY 2017 capital expenditure is expected to be $2.9 billion. Investing activities in 2Q 2017 include $44 million cash consideration (net of cash acquired for $14 million) for the acquisition of a 55.5% stake in Bekaert Sumare (a tire cord manufacturer in Brazil) and $110 million deposited in a restricted cash account in ArcelorMittal South Africa in connection with various environmental obligations and true sale of receivable programs.

Net cash used in financing activities for 2Q 2017 was $744 million as compared to net cash provided by financing activities of $666 million for 1Q 2017 and net cash used in financing activities of $1.9 billion for 2Q 2016. Net cash used in financing activities for 2Q 2017 primarily includes $851 million used to early redeem the 9.85% Notes due June 1, 2019. On May 25, 2017, ArcelorMittal South Africa Limited, signed a 4.5 billion South African Rand (approximately $350 million) revolving borrowing base finance facility maturing on May 25, 2020. As of June 30, 2017, $258 million was drawn. Net cash provided by financing activities for 1Q 2017 primarily includes proceeds from the European Investment Bank loan9 of €350 million ($373 million) and $0.3 billion of commercial paper issuances. Net cash used in financing activities for 2Q 2016 primarily includes payments totalling $4.9 billion relating to bond repurchases pursuant to cash tender offers ($2.1 billion); early redemption of the 4.5% Notes due February 25, 2017 ($1.4 billion) and €1.0 billion in bond repayments at maturity, partially offset by proceeds from a $3.1 billion rights issue.

During 1Q 2017, the Company paid dividends of $40 million primarily to minority shareholders in ArcelorMittal Mines Canada8. During 2Q 2016 the Company paid dividends primarily to minority shareholders in ArcelorMittal Mines Canada8 and Brazil (Bekaert) of $41 million.

As of June 30, 2017, the Company’s cash and cash equivalents amounted to $2.3 billion as compared to $2.4 billion at March 31, 2017 and $2.4 billion at June 30, 2016. Gross debt decreased to $14.2 billion as of June 30, 2017, as compared to $14.5 billion at March 31, 2017 and $15.1 billion at June 30, 2016.

As of June 30, 2017, net debt decreased to $11.9 billion as compared with $12.1 billion at March 31, 2017 primarily due to positive free cashflow, despite working capital investment, offset in part by forex ($0.4 billion), and was lower than the net debt of $12.7 billion as of June 30, 2016.

As of June 30, 2017, the Company had liquidity of $7.8 billion, consisting of cash and cash equivalents of $2.3 billion and $5.5 billion of available credit lines10. The $5.5 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On June 30, 2017, the average debt maturity was 6.4 years.

Key recent developments

o	On June 21, 2017, as a result of the extension of the partnership between ArcelorMittal and Bekaert Group (“Bekaert”) in the steel cord business in Brazil, the Company completed the acquisition from Bekaert of a 55.5% controlling interest in Bekaert Sumaré Ltda subsequently renamed ArcelorMittal Bekaert Sumaré Ltda (“Sumaré”), a manufacturer of metal ropes for automotive tires located in the municipality of Sumaré/SP, Brazil. The Company agreed to pay a total cash consideration of €56 million ($49 million net of cash acquired of $14 million), of which €52 million ($58 million) was settled on closing date and €4 million ($5 million) to be paid subsequently upon conclusion of certain business restructuring measures by Bekaert.

o	On June 16, 2017, ArcelorMittal and Marcegaglia announced that AM Investco Italy Srl (‘AM Investco’) had concluded the exclusive negotiation phase and reached a binding agreement concerning the lease and obligation to purchase Ilva S.p.A and certain of its subsidiaries with the Italian Government. The ancillary documentation was completed on June 28, 2017. The closing of the transaction is subject to certain conditions precedent, including receipt of anti-trust approvals. Intesa Sanpaolo will formally join the consortium before transaction closing.

Transaction highlights and key details of AM Investco’s plans for Ilva include:

o	Purchase price of €1.8 billion, with annual leasing costs of €180 million to be paid in quarterly installments. Ilva’s assets will be initially leased by AM Investco, with rental payments qualifying as down payments against the purchase price. Lease period to be a minimum of two years.
o	Robust investment plan to materially improve Ilva’s environmental footprint and realise its full potential, including investments of approximately €2.4 billion (approximately €2.1 billion net of funds seized from the former shareholder) over a seven-year period;
o	€10 million start-up investment in new research and development (R&D) centre in Taranto, which will initially focus on ensuring a successful deployment of the industrial, environment and commercial plans, while also ensuring a smooth transfer of ArcelorMittal R&D intellectual property and knowledge to enhance operationally efficiency, quality and productivity at all Ilva plants;
o	The assets will be transferred to AM Investco free of long term liabilities and financial debt and will include €1 billion of net working capital, subject to adjustment;
o	Identified synergies of €310 million targeted by 2020 (excludes impact from fixed cost reductions and volume improvements).

o	On June 2, 2017, ArcelorMittal officially launched the second generation of its iCARe® electrical steels at this year’s coil-winding expo CWIEME in Berlin, between June 20-22, 2017. iCARe® steel grades play a central role in the construction of electric motors which are used in both electric vehicles and conventional cars.

o	On May 25, 2017, ArcelorMittal South Africa Limited, signed a 4.5 billion South African Rand (approximately $350 million) revolving borrowing base finance facility maturing on May 25, 2020. Any borrowings under the facility will be secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility will be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2017, $258 million was drawn.

o	On May 22, 2017, following the approval of the Reverse Stock Split (as defined below) by the extraordinary general meeting of shareholders of ArcelorMittal held on May 10, 2017, ArcelorMittal has completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value (the “Reverse Stock Split”). As a result, the share capital of ArcelorMittal is now represented by 1,021,903,623 ordinary shares without nominal value while the authorised share capital of ArcelorMittal is represented by 1,151,576,921 ordinary shares without nominal value.

o	On May 10, 2017, Poland’s deputy prime minister Mateusz Morawiecki took part in an official ceremony to mark the completion of a series of important investment projects at ArcelorMittal Poland’s Kraków unit. Investments exceeding €120 million which were commissioned in 2016, and achieved their operational ramp-up very recently, included the relining of blast furnace no 5, modernization of the basic oxygen furnace, capacity expansion of the hot rolling mill and a new galvanizing line.

Outlook and guidance

The following global apparent steel consumption (“ASC”) figures have been updated to reflect the Company’s latest outlook for 2017.

Based on the current economic outlook, ArcelorMittal has raised its 2017 global steel demand forecasts. 2017 global ASC is now expected to grow by approximately +2.5% to +3.0% (revised up from previous forecast +0.5% to +1.5%). By region: ASC in the US (excluding Pipe & tube) is now expected to grow +2.0% to +3.0% (revised down from previous forecast of +3.0% to 4.0%) reflecting lower automotive production impacting flat products. In Europe, ArcelorMittal expects the pick-up in underlying demand to continue, driven primarily by strength of the construction and machinery markets, and apparent demand is expected to remain at +0.5% to +1.5% in 2017 on top of around 3% growth in 2016. In Brazil, 2017 ASC is expected to grow by +2.0% to +3.0% in 2017 (revised down from previous forecast +3.0% to +4.0%) as the continued weakness in construction is partially offset by mild improvement in consumer confidence and automotive demand. In the CIS, ASC is expected to grow +2.0 to +2.5% (revised up from previous forecast of -0.5% to +0.5%) reflecting stronger economic growth in Russia. In China, ASC growth of +2.5% to +3.5% in 2017 (revised up from previous forecast of -1.0% to 0%), primarily due to strength in real estate and machinery.

Current market conditions are improved compared to twelve months ago with steel spreads currently at healthy levels. The demand environment is positive, as evidenced by the highest readings from the ArcelorMittal weighted PMI Index since April 2011, which suggests that steel shipments in 2H 2017 will be higher than would normally be suggested by seasonality alone.

The Company now expects that the cash needs of the business (excluding working capital and premiums paid to retire debt early of $0.2 billion (not included in previous guidance)) in 2017 to be approximately $4.6 billion (as compared to $5.0 billion previous guidance). Given the liability management exercise and lower average debt we now expect interest expense in 2017 to decline to $0.8 billion in 2017 (as compared to $0.9 billion from previous guidance and $1.1 billion in FY 2016). While capex expectation for 2017 remains at $2.9 billion (from $2.4 billion in 2016), the Company expects lower cash taxes and contributions to fund pensions and other cash expenses to be lower than previous guidance.

Given the improved market conditions, the Company now expects a full year 2017 investment in working capital of approximately $1.5 billion (as compared to previous guidance of approximately $1 billion).

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Jun 30,	Mar 31,	Dec 31,
In millions of U.S. dollars	2017	2017	2016
ASSETS
Cash and cash equivalents	2,272	2,402	2,615
Trade accounts receivable and other	4,263	3,971	2,974
Inventories	17,458	16,393	14,734
Prepaid expenses and other current assets	2,286	2,251	1,665
Assets held for sale[11]	127	126	259
Total Current Assets	26,406	25,143	22,247

Goodwill and intangible assets	5,769	5,716	5,651
Property, plant and equipment	35,765	35,049	34,831
Investments in associates and joint ventures	4,679	4,470	4,297
Deferred tax assets	6,470	5,931	5,837
Other assets	2,371	2,182	2,279
Total Assets	81,460	78,491	75,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,936	3,452	1,885
Trade accounts payable and other	12,555	12,043	11,633
Accrued expenses and other current liabilities	4,930	4,853	4,502
Liabilities held for sale[11]	39	38	95
Total Current Liabilities	21,460	20,386	18,115

Long-term debt, net of current portion	10,220	11,047	11,789
Deferred tax liabilities	2,690	2,626	2,529
Other long-term liabilities	10,838	10,503	10,384
Total Liabilities	45,208	44,562	42,817

Equity attributable to the equity holders of the parent	34,027	31,743	30,135
Non–controlling interests	2,225	2,186	2,190
Total Equity	36,252	33,929	32,325
Total Liabilities and Shareholders’ Equity	81,460	78,491	75,142

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Sales	17,244	16,086	14,743	33,330	28,142
Depreciation	(676)	(655)	(680)	(1,331)	(1,332)
Impairment	(46)	-	(49)	(46)	(49)
Exceptional income[5]	-	-	832	-	832
Operating income	1,390	1,576	1,873	2,966	2,148
Operating margin %	8.1%	9.8%	12.7%	8.9%	7.6%

Income from associates, joint ventures and other investments	120	86	168	206	492
Net interest expense	(207)	(223)	(306)	(430)	(638)
Foreign exchange and other net financing gain/(loss)	210	(133)	(450)	77	(441)
Income before taxes and non-controlling interests	1,513	1,306	1,285	2,819	1,561
Current tax	(126)	(207)	(83)	(333)	(107)
Deferred tax	(71)	(76)	(70)	(147)	(746)
Income tax expense	(197)	(283)	(153)	(480)	(853)
Income including non-controlling interests	1,316	1,023	1,132	2,339	708
Non-controlling interests (income) / loss	6	(21)	(20)	(15)	(12)
Net income attributable to equity holders of the parent	1,322	1,002	1,112	2,324	696

Basic earnings per common share ($)[4]	1.30	0.98	1.13	2.28	0.88
Diluted earnings per common share ($)[4]	1.29	0.98	1.13	2.27	0.88

Weighted average common shares outstanding (in millions)[4]	1,020	1,020	987	1,020	792
Diluted weighted average common shares outstanding (in millions)[4]	1,023	1,022	988	1,023	793

OTHER INFORMATION
EBITDA	2,112	2,231	1,770	4,343	2,697
EBITDA Margin %	12.2%	13.9%	12.0%	13.0%	9.6%

Own iron ore production (million metric tonnes)	14.7	14.0	13.5	28.7	27.6
Crude steel production (million metric tonnes)	23.2	23.6	23.1	46.8	46.3
Total shipments of steel products (million metric tonnes)	21.5	21.1	22.1	42.5	43.6

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Operating activities:
Income attributable to equity holders of the parent	1,322	1,002	1,112	2,324	696
Adjustments to reconcile net income to net cash (used in) / provided by operations:
Non-controlling interest’s income / (loss)	(6)	21	20	15	12
Depreciation and impairment	722	655	729	1,377	1,381
Exceptional income[5]	-	-	(832)	-	(832)
Income from associates, joint ventures and other investments	(120)	(86)	(168)	(206)	(492)
Deferred income tax	71	76	70	147	746
Change in working capital	(548)	(2,181)	235	(2,729)	(953)
Other operating activities (net)	(227)	214	(297)	(13)	(379)
Net cash provided by / (used in) operating activities	1,214	(299)	869	915	179
Investing activities:
Purchase of property, plant and equipment and intangibles	(566)	(580)	(521)	(1,146)	(1,107)
Other investing activities (net)	(172)	(18)	1,059	(190)	1,073
Net cash (used in) / provided by investing activities	(738)	(598)	538	(1,336)	(34)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(726)	743	(4,923)	17	(4,840)
Dividends paid	-	(40)	(41)	(40)	(47)
Equity offering	-	-	3,115	-	3,115
Other financing activities (net)	(18)	(37)	(8)	(55)	55
Net cash (used in) / provided by financing activities	(744)	666	(1,857)	(78)	(1,717)
Net decrease in cash and cash equivalents	(268)	(231)	(450)	(499)	(1,572)
Cash and cash equivalents transferred from assets held for sale	-	13	-	13	-
Effect of exchange rate changes on cash	30	3	(23)	33	(141)
Change in cash and cash equivalents	(238)	(215)	(473)	(453)	(1,713)

Appendix 1: Product shipments by region

(000'kt)	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Flat	4,748	4,944	4,641	9,692	9,208
Long	845	829	964	1,674	2,001
NAFTA	5,419	5,610	5,443	11,029	10,906
Flat	1,682	1,364	1,627	3,046	3,082
Long	945	866	1,065	1,811	2,074
Brazil	2,622	2,226	2,689	4,848	5,161
Flat	7,482	7,377	7,536	14,859	14,868
Long	2,913	2,806	3,316	5,719	6,380
Europe	10,466	10,208	10,886	20,674	21,330
CIS	2,212	2,119	2,322	4,331	4,524
Africa	1,045	1,102	1,130	2,147	2,242
ACIS	3,257	3,221	3,453	6,478	6,768

Note: “Others and eliminations” lines are not presented in the table

Appendix 2: Capital expenditures

(USDm)	2Q 17	1Q 17	2Q 16	1H 17	1H 16
NAFTA	90	97	103	187	209
Brazil	55	57	48	112	112
Europe	248	252	192	500	467
ACIS	75	73	101	148	164
Mining	94	90	71	184	142
Total	566	580	521	1,146	1,107

Note: “Segment others” are not presented in the table

Appendix 3: Debt repayment schedule as of June 30, 2017

Debt repayment schedule (USD billion)	2017	2018	2019	2020	2021	>2021	Total
Bonds	0.6	1.5	0.9	1.9	1.3	4.8	11.0
Commercial paper	0.5	0.2	-	-	-	-	0.7
Other loans*	1.0	0.2	0.3	0.2	0.2	0.6	2.5
Total gross debt	2.1	1.9	1.2	2.1	1.5	5.4	14.2

* Other loans in 2017 include a $0.5 billion drawing under the ArcelorMittal USA $1 billion asset based loan (facility available until 2021) and a $258 million drawing under a ZAR 4.5 billion (approximately $350 million) revolving borrowing base finance facility in South Africa (facility available until 2020)

Appendix 4: Credit lines available as of June 30, 2017

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.3bn tranche of $5.5bn revolving credit facility	21/12/2019	2.3	-	2.3
- $3.2bn tranche of $5.5bn revolving credit facility	21/12/2021	3.2	-	3.2
Total committed lines		5.5	-	5.5

Appendix 5: Reconciliation of EBITDA to operating income

(USDm)	2Q 17	1Q 17	2Q 16	1H 17	1H 16
EBITDA	2,112	2,231	1,770	4,343	2,697
Depreciation	(676)	(655)	(680)	(1,331)	(1,332)
Impairment	(46)	-	(49)	(46)	(49)
Exceptional income[5]	-	-	832	-	832
Operating income	1,390	1,576	1,873	2,966	2,148

Note: Segment EBITDA is reconciled to segment operating income in each of the segment discussions above.

Appendix 6: Reconciliation of net debt

(USDm)	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
Short-term debt and current portion of long-term debt	3,936	3,452	1,885
Long-term debt, net of current portion	10,220	11,047	11,789
Gross Debt	14,156	14,499	13,674
Less:
Cash and cash equivalents	(2,272)	(2,402)	(2,615)
Net debt	11,884	12,097	11,059

Appendix 7: Reconciliation of free cashflow

(USDm)	2Q 17	1Q 17	2Q 16	1H 17	1H 16
Net cash (used in) / provided by operating activities	1,214	(299)	869	915	179
Less:
Purchase of property, plant and equipment and intangibles	(566)	(580)	(521)	(1,146)	(1,107)
Free cashflow – positive/(negative)	648	(879)	348	(231)	(928)

Appendix 8: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: includes the acquisition of tangible and intangible assets.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow: Refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short term debt (including those held as part of liabilities held for sale).

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Net debt: long-term debt, plus short term debt less cash and cash equivalents.

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

Operating results: Refers to operating income/(loss).

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Shipments information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

YoY: Refers to year-on-year.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in appendix 7, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and the ratio of net debt to EBITDA as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow, which is a non-GAAP financial measure defined in appendix 7, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 Free cashflow reconciliation provided in appendix 7.

3 On February 23, 2017, ArcelorMittal Brasil S.A. and Votorantim S.A. announced the signing of a definitive agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a minority stake in ArcelorMittal Brasil. Votorantim’s long steel operations in Argentina (Acerbrag) and Colombia (PazdelRío) were not included in the transaction. The combination of the businesses will result in a long product steel producer with annual crude steel capacity of 5.6 million metric tonnes and annual rolling capacity of 5.4 million metric tonnes. The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE. Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.

4 At the Extraordinary General Meeting held on May 10, 2017, the ArcelorMittal Shareholders approved a share consolidation based on a ratio 1:3, whereby every three current shares are consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The figures presented for the basic and diluted earnings per share reflect this change and are considering the share consolidation.

5 On June 23, 2016, following the ratification by the United Steelworkers of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA (NAFTA). The changes resulted in a gain of $832 million recorded in 2Q 2016.

6 China Oriental completed a share placement to restore the minimum 25% free float as per HKEx listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million.

7 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million). In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

8 ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada

9 On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the 2017-2020 period within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. The Company benefits from a guarantee from the European Union under the European Fund for Strategic Investments.

10 On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of June 30, 2017, the $5.5 billion revolving credit facility remains fully available.

11 Assets and liabilities held for sale, as of June 30, 2017, and as of March 31, 2017, primarily include the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale as of December 31, 2016, include the carrying value of Steelton and some activities of ArcelorMittal Downstream Solutions in the Europe segment and America’s Tailored Blanks